UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Signing of Indicative Term Sheet for Minority Stake in Polysilicon Production Plants
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have announced the signing of an indicative term sheet with VMS Investment Group Ltd. and its affiliates, or the Investors, pursuant to which the Investors have agreed to subscribe to between $50 million to $80 million in aggregate of redeemable and convertible preference shares of a Cayman Islands subsidiary, which we will incorporate as a holding company to hold and operate our polysilicon business. This potential investment values our polysilicon business at $1.30 billion to $1.65 billion. The transaction will require a reorganization of our polysilicon business through which our assets and liabilities relating to the polysilicon business will be assumed by the newly created subsidiary, which will be wholly owned by us and the issuer of the redeemable and convertible preference shares. The terms of the securities will have a two-year maturity and are convertible at the option of the holders at a conversion ratio that includes an investment internal rate of return. The investment is expected to close by the end of March 2010 subject to final documentation and closing conditions.
     Our press release issued on December 17, 2009 is attached hereto as Exhibit 99.5.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 17, 2009

EXHIBIT 99.5: PRESS RELEASE
LDK Solar Announces Signing of an Indicative Term Sheet for a Minority Stake in its Polysilicon Production Plants
XINYU CITY, China and SUNNYVALE, Calif., December 17, 2009 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of solar wafers, today signed an indicative term sheet with VMS Investment Group Ltd. and its affiliates, or the “Investors”, pursuant to which the Investors have agreed to subscribe between $50 million to $80 million aggregate amount of redeemable and convertible preference shares of the Cayman Islands subsidiary, which is to be created to hold and operate LDK Solar’s polysilicon business, valuing the entity at $1.30 billion to $1.65 billion. The transaction will require a reorganization of LDK Solar’s polysilicon business through which the assets and liabilities relating to the polysilicon business would be assumed by the newly created subsidiary, which will be wholly owned by LDK Solar. The terms of the securities have a two year maturity and are convertible at the option of the holders at a conversion ratio that includes an investment internal rate of return. The investment is expected to close by the end of March 2010. The transaction contains customary conditions to closing.
“We look forward to working with VMS Investments on potential strategic alternatives with our polysilicon business. VMS Investments is very knowledgeable about the sector and shares our view of the importance of polysilicon in the PV value chain,” said Xiaofeng Peng, Chairman and CEO of LDK Solar. “I am delighted to have them as a partner.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About VMS Investment Group
VMS Investment Group Ltd. is a private investment management firm that focuses on both listed and unlisted investment opportunities in the PRC and Asia regions. Attributed to the firm’s sustainable track record, VMS has increasingly managed a number of investment funds, with particular focus on the property, renewable energy and natural resources industries.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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